

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

<u>Via Facsimile</u>
Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.
48 South Service Road
Melville, NY 11747

> **Re:** **Park Electrochemical Corp.**
> **Form 10-K for the Fiscal Year Ended February 27, 2011**
> **Filed on May 12, 2011**
> **Forms 8-K filed on September 27, 2011, December 21, 2011 and May 1, 2012**
> **File No. 001-04415**

Dear Mr. Shore:

We have reviewed your letter dated April 6, 2012 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 9, 2012.

<u>Form 8-K filed on May 1, 2012</u>

1. Notwithstanding the first paragraph of your response to prior comment 8, we continue to believe that the non-GAAP operating statement format appearing on page 9 conveys undue prominence to a statement based on non-GAAP information and should be removed. Please exclude this presentation from future filings.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant